Exhibit 12.1

American Midstream Partners, LP

Ratio of Earnings to Fixed Charges

(In Millions)

	Six Months Ended June 30,	Fiscal Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before income taxes, adjusted for income (loss) from equity investees	$(87.6)	$(85.6)	$(191.1)	$(69.2)	$(47.2)	$(11.7)
Add:
Fixed charges	32.9	35.0	22.6	17.5	15.4	3.1
Distributed income of equity investees	33.0	40.2	8.2	0.3	—	—
Subtract:
Interest capitalized	1.5	2.7	1.9	0.8	0.1	—

Earnings	$(23.2)	$(13.1)	$(162.2)	$(52.2)	$(31.7)	$(8.6)

Fixed charges:
Interest expensed and capitalized	$30.2	$31.2	$19.6	$13.9	$12.9	$2.5
Amortization of deferred issuance cost	2.5	3.2	2.4	3.1	2.2	0.5
Estimated interest portion of rental expense	0.3	0.6	0.6	0.4	0.4	0.1

Fixed charges	$33.0	$35.0	$22.6	$17.4	$15.5	$3.1

Ratio of Earnings(1) to Fixed Charges(2)	*	*	*	*	*	*

(1)	Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, before adjustment for income or loss from equity investees, (b) fixed charges, as defined below and (c) distributed income of equity investees. From this total, we subtract interest capitalized.

(2)	Fixed charges are calculated as the sum of (a) interest expensed and capitalized (b) amortization of deferred issuance cost and (c) that portion of rental expense that is representative of the interest factor.

(*)	Earnings for the periods reported were inadequate to cover fixed charges by $56.2 million, $48.1 million, $184.8 million, $69.6 million, $47.2 million and $11.7 million in the six-months ended June 30, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.